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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

August 13, 2025

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that, the Board, at their meeting held today, August 13, 2025, approved to acquire 75% of the shareholding in Versent Group, an Australia's leading Digital Transformation Solutions Provider and a wholly owned subsidiary of Telstra Group. A press release titled "**Infosys and Telstra Announce Joint Venture in Australia**" along with additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed as Annexure I.

The Board meeting commenced at 6.20 p.m. IST and concluded at 7.00 p.m. IST.

The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.08.13 19:08:05 +05'30'

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys and Telstra Announce Joint Venture in Australia

Accelerating AI-powered Cloud & Digital transformation for Australian enterprises

Bengaluru, India and Melbourne, Australia – August 13, 2025: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced the formation of a joint venture with Telstra, Australia's leading telecommunications and technology company. Accelerating Infosys' strategy to help clients navigate their AI journey, this collaboration will propel AI-enabled cloud and digital solutions for Australian businesses.

Infosys will acquire 75% of the shareholding in Versent Group[1], Australia's leading Digital Transformation Solutions Provider, and a wholly owned subsidiary of Telstra Group, that delivers cloud and digital transformation. Infosys will have operational control, while Telstra will continue to retain a 25% minority stake in Versent Group, reflecting its confidence in the shared potential for growth and customer value, combining Telstra's connectivity, Versent's local digital engineering expertise, and Infosys' global scale.

Versent Group has earned its reputation by helping Australian enterprises design and implement cloud strategy with industry leading partners – delivering digital transformation with deep industry expertise. With a team of 650 engineers, advisors, strategists spread across Australia, Versent Group strengthens Infosys' local presence. Versent Group primarily serves large blue-chip organizations with established presence in government & education, financial institutions, energy, and the utilities sector.

This strategic collaboration will see Versent Group's cloud and digital transformation expertise boosted by Infosys' advanced AI capabilities, Cloud, Data and Digital consulting services. The collaboration will leverage Infosys Topaz and cloud offering Infosys Cobalt, as well as the cybersecurity capabilities of The Missing Link. It aims to deliver a new wave of differentiated value to accelerate end-to-end digital transformation for Australian enterprises and government corporations.

In 2024, Infosys had announced a strategic multi-year collaboration with Telstra to accelerate its software engineering and IT transformation journey and enhance customer experience. Further, in 2025, Infosys announced a collaboration with Telstra International, to advance technology leadership, drive innovation and support Telstra's new Connected Future 30 strategy. This joint venture is another key step in strengthening the strategic collaboration between the two organizations to further the technology transformation agenda for enterprises across the region.

[1] Versent Group is Telstra Purple Pty Ltd and is the integration of Versent, Epicon, Telstra Purple Digital and associated Cloud Access products. Telstra Purple Digital refers to carve-out from Telstra's Enterprise Tech Services/Telstra Purple portfolio, and excludes Alliance Automation Pty Ltd, Aqura Technologies Pty Ltd, and Telstra Broadcast Services Pty Limited.

Vicki Brady, Chief Executive Officer, Telstra, said "Our collaboration with Infosys reflects our confidence in the value we can unlock together. Their global scale, deep industry knowledge, and culture of innovation and service excellence will be instrumental in accelerating Versent Group's growth and impact across the region."

Salil Parekh, Chief Executive Officer, Infosys, said "We are excited to bring Infosys Topaz™ to enable transformative AI-first capabilities to complement Versent Group's cloud-first digital foundation. Expanding our trusted collaboration with Telstra, with whom we share a valued relationship, unveils a new opportunity to further accelerate the innovation agenda for enterprises across the region."

Oliver Camplin-Warner, Group Executive for Telstra Enterprise, added, "We're excited about what's ahead as we deepen our strategic collaboration with Infosys. By combining the strengths of our three businesses, we're creating a unique proposition that will help Australian enterprises grow and innovate in today's fast-moving, AI-driven digital landscape."

Anand Swaminathan, Executive Vice President – Global Head of Communications, Media & Technology, Infosys, added: "By combining Infosys' global leadership in digital services with the strength and trust of the Telstra brand, we are uniquely positioned to deliver cloud and AI solutions that are secure, resilient, and built for the digital needs of Australia and New Zealand. This collaboration reflects our shared commitment in accelerating AI-led innovation, and enabling a more connected, intelligent, and digital future for the region."

Infosys is delighted to welcome Versent Group and its leadership team.

The transaction is expected to close during the second half of FY 2026, subject to regulatory approvals and customary closing conditions.

About Telstra
Telstra is Australia's leading telecommunications and technology company, delivering advanced connectivity across mobile, fixed, and digital platforms. We enable people, businesses, and governments to connect to what matters most—locally and globally. Through innovation and network leadership, we're building a more resilient, responsive, and inclusive digital future.

About Versent Group
Versent Group is a market leading digital transformation partner, uniting the capabilities of Versent, Telstra Purple Digital, and Epicon under one brand. With deep expertise in cloud-native solutions and a commitment to delivering real outcomes, Versent Group is focused on helping organisations achieve lasting success in a simpler, stronger way.

About Infosys
Infosys is a global leader in next-generation digital services and consulting. Over 320,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. We enable clients in 59 countries to navigate their digital transformation. With over four decades of

[1] Versent Group is Telstra Purple Pty Ltd and is the integration of Versent, Epicon, Telstra Purple Digital and associated Cloud Access products. Telstra Purple Digital refers to carve-out from Telstra's Enterprise Tech Services/Telstra Purple portfolio, and excludes Alliance Automation Pty Ltd, Aqura Technologies Pty Ltd, and Telstra Broadcast Services Pty Limited.

experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence ("AI"), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:
For further information, please contact: PR_Global@infosys.com

[1] Versent Group is Telstra Purple Pty Ltd and is the integration of Versent, Epicon, Telstra Purple Digital and associated Cloud Access products. Telstra Purple Digital refers to carve-out from Telstra's Enterprise Tech Services/Telstra Purple portfolio, and excludes Alliance Automation Pty Ltd, Aqura Technologies Pty Ltd, and Telstra Broadcast Services Pty Limited.

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Annexure – I

Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure) Regulations, 2015 read with SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, for entering into an agreement with Telstra Limited.

Sl. No.	Particulars	Description
1.	Name(s) of parties with whom the agreement is entered	Infosys Limited's wholly owned subsidiary Infosys Singapore Pte. Ltd. will be entering into an agreement with Telstra Limited, Australia's leading telecommunications and technology company.
2.	Purpose of entering into the agreement	**Infosys and Telstra Announce Joint Venture in Australia**. Executing on Infosys' strategy to help clients navigate their AI journey, this collaboration with Telstra, Australia's leading telecommunications and technology company, will help accelerate AI-enabled cloud and digital solutions for Australian businesses. This further strengthens Infosys' position in the Australian market. Infosys will acquire 75% of the shareholding in Versent Group[1], Australia's leading Digital Transformation Solutions Provider, and a wholly owned subsidiary of Telstra Group, that delivers cloud and digital transformation. Infosys will have operational control, while Telstra will continue to retain a 25% minority stake in Versent Group. This strategic collaboration will see Versent Group's cloud and digital transformation expertise boosted by Infosys' advanced AI capabilities, Cloud, Data and Digital consulting services. The collaboration will leverage Infosys Topaz and cloud offering Infosys Cobalt. It aims to deliver a new wave of differentiated value to accelerate end-to-end digital transformation for Australian enterprises and government corporations.
3.	Shareholding, if any, in the entity with whom the agreement is executed	Nil
4.	Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.	As part of the terms of the Shareholders' Agreement, Infosys to have the rights of a majority shareholder including the right to appoint majority of the directors in the board, right of first refusal in the event of transfer of shares, right to restrict amendment of Articles, issuance, redemption and repurchase of shares, merger, demerger, bankruptcy or Liquidation among others.
5.	Whether the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship;	No.

[1] Versent Group is Telstra Purple Pty Ltd and is the integration of Versent, Epicon, Telstra Purple Digital and associated Cloud Access products. Telstra Purple Digital refers to carve-out from Telstra's Enterprise Tech Services/Telstra Purple portfolio, and excludes Alliance Automation Pty Ltd, Aqura Technologies Pty Ltd, and Telstra Broadcast Services Pty Limited.

6.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at "arm's length";	No.
7.	In case of issuance of shares to the parties, details of issue price, class of shares issued;	No.
8.	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.;	No.
9.	In case of termination or amendment of agreement, listed entity shall disclose additional details to the stock exchange(s): a) name of parties to the agreement; b) nature of the agreement; c) date of execution of the agreement; d) details of amendment and impact thereof or reasons of termination and impact thereof.	Not applicable.

Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure) Regulations, 2015 read with SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, for acquisition of shares in Telstra Purple Pty Ltd.

Sl. No.	Particulars	Description
1.	Name of the target entity	**Target Entity**: Telstra Purple Pty Ltd **Acquirer**: Infosys Singapore Pte Ltd., a wholly owned subsidiary of Infosys Limited
2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at "arm's length"	No.
3.	Industry to which the entity being acquired belongs	Digital Consulting & IT Services
4.	Objects and effects of acquisition	**Infosys and Telstra Announce Joint Venture in Australia**. Executing on Infosys' strategy to help clients navigate their AI journey, this collaboration with Telstra, Australia's leading telecommunications and technology company, will help accelerate AI-enabled cloud and digital solutions for Australian businesses. This further strengthens Infosys' position in the Australian market. Infosys will acquire 75% of the shareholding in Versent Group[1], Australia's leading Digital Transformation Solutions Provider, and a wholly owned subsidiary of Telstra Group, that delivers cloud and digital transformation. Infosys will have operational control, while Telstra will continue to retain a 25% minority stake in Versent Group. This strategic collaboration will see Versent Group's cloud and digital transformation expertise boosted by Infosys' advanced AI capabilities, Cloud, Data and Digital consulting services. The collaboration will leverage Infosys Topaz and cloud offering Infosys Cobalt. It aims to deliver a new wave of differentiated value to accelerate end-to-end digital transformation for Australian enterprises and government corporations.
5.	Any governmental or regulatory approvals required for the acquisition	Approval required from (a) Foreign Investment Review Board of Australia and (b) Australian Competition and Consumer Commission.
6.	Indicative time period for completion of the acquisition	The transaction is expected to close during second half of fiscal year 2026, subject to regulatory approvals and customary closing conditions.

[1] Versent Group is Telstra Purple Pty Ltd and is the integration of Versent, Epicon, Telstra Purple Digital and associated Cloud Access products. Telstra Purple Digital refers to carve-out from Telstra's Enterprise Tech Services/Telstra Purple portfolio, and excludes Alliance Automation Pty Ltd, Aqura Technologies Pty Ltd, and Telstra Broadcast Services Pty Limited.

7.	Nature of consideration	Cash
8.	Cost of acquisition or the price at which the shares are acquired	AUD 233.25 million for 75% stake, including upfront, and deferred consideration, including earnouts; excluding management incentives, and retention bonus.
9.	Percentage of holding	75% of the equity share capital in Telstra Purple Pty Ltd.
10.	Brief Background	Versent Group has earned its reputation by helping Australian enterprises design and implement cloud strategy with industry leading partners – delivering digital transformation with deep industry expertise. With a team of 650 engineers, advisors, strategists spread across Australia, Versent Group strengthens Infosys' local presence. Versent Group primarily serves large blue-chip organisations with established presence in government & education, financial institutions, energy and utilities sector. FY25 (Fiscal year ending June 30th): Revenues of AUD 211.4 million. The business is a carve-out and hence the three-year turnover details is not applicable.